NEWS

Sequans Communications Announces First Quarter 2018
Financial Results
PARIS - May 2, 2018 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights:
Revenue: Revenue was $11.2 million, flat compared to the fourth quarter of 2017 and a decrease of 9.6% compared to the first quarter of 2017, reflecting a decrease in broadband product revenue partially offset by an increase in other revenue. IoT related revenue was up significantly, both sequentially and compared to the first quarter of 2017.

Gross margin: Gross margin was 41.7% in both the first quarter of 2018 and the fourth quarter of 2017 compared to 47.1% in the first quarter of 2017, primarily due to a shift in product mix toward a lower proportion of chips.

Operating loss: Operating loss was $7.3 million compared to an operating loss of $5.6 million in the fourth quarter of 2017 and an operating loss of $4.2 million in the first quarter of 2017.

Net loss: Net loss was $8.7 million, or ($0.10) per diluted share/ADS, compared to a net loss $7.6 million, or ($0.10) per diluted share/ADS, in the fourth quarter of 2017 and a net loss of $5.6 million, or ($0.07) per diluted share/ADS, in the first quarter of 2017.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the non-cash impact of convertible debt amendments and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $7.5 million, or ($0.08) per diluted share/ADS, compared to a non-IFRS net loss of $5.9 million, or ($0.07) per diluted share/ADS in the fourth quarter of 2017, and a non-IFRS net loss of $4.7 million, or ($0.06) per diluted share/ADS, in the first quarter of 2017.

Cash: Cash, cash equivalents and short-term deposit at March 31, 2018 totaled $15 million compared to $3.3 million at December 31, 2017.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2018	%*	Q4 2017	%*	Q1 2017	%*
Revenue	$11.2		$11.3		$12.4
Gross profit	4.7	41.7%	4.7	41.7%	5.9	47.1%
Operating loss	(7.3)	(64.9)%	(5.6)	(49.7)%	(4.2)	(34.2)%
Net loss	(8.7)	(77.9)%	(7.6)	(67.6)%	(5.6)	(45.1)%
Diluted EPS	($0.10)		($0.10)		($0.07)
Weighted average number of diluted shares/ADS	91,465,178		79,844,151		75,043,865
Cash flow from (used in) operations	(6.0)		(9.3)		(9.9)
Cash, cash equivalents and short-term deposit at quarter-end	15.0		3.3		14.5
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.5		0.7		0.3
- Non-cash impact of Convertible debt amendments	—		0.3		—
- Change in the fair value of convertible debt embedded derivative	—		—		—
- Non-cash interest on convertible debt and other financing	0.7		0.7		0.6
Non-IFRS diluted EPS (excludes stock-based compensation, impact of convertible debt amendments and effective interest adjustments related to the convertible and other debt and embedded derivative,and the non-cash impact of revaluation of interest-free government loan)	($0.08)		($0.07)		($0.06)

* Percentage of revenue

Sequans reports first quarter 2018 financial results

"Our IoT business continued to gain momentum during the first quarter, with IoT revenue increasing more than 50% from Q4, driven by strong Cat 1 growth," said Georges Karam, Sequans' CEO. "The strength in IoT mostly offset the expected weakness of broadband business in Q1, and we believe broadband will pick up gradually during the balance of the year. We are continuing to gain traction with our Monarch Cat M1/NB1 solution and derivative products for a growing list of IoT devices and look forward to seeing several of them launch during the second half of the year. This IoT momentum, together with new opportunities in our broadband business, plus our expanding customer relationships in vertical markets, supports our confidence in further acceleration of our long-term growth."

Q2 2018 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2018 to be in the range of $12.5 to $14.5 million, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.07) and ($0.08) for the second quarter of 2018, based on approximately 94.5 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2018 today, May 2, 2018 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-553-0272 (or +1 612-234-9960 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until June 2, 2018 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 446860.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, anticipation for IoT and broadband sales, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based

Sequans reports first quarter 2018 financial results

compensation and the non-cash financial income and expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2018	Dec 31, 2017	March 31, 2017

Revenue :
Product revenue	$7,635	$8,685	$9,640
Other revenue	3,599	2,632	2,790
Total revenue	11,234	11,317	12,430
Cost of revenue
Cost of product revenue	5,861	5,994	5,989
Cost of other revenue	689	602	589
Total cost of revenue	6,550	6,596	6,578
Gross profit	4,684	4,721	5,852
Operating expenses :
Research and development	7,519	5,985	6,194
Sales and marketing	2,485	2,203	2,496
General and administrative	1,971	2,159	1,411

Total operating expenses	11,975	10,347	10,101
Operating loss	(7,291)	(5,626)	(4,249)
Financial income (expense):
Interest income (expense), net	(1,227)	(1,178)	(1,038)
Convertible debt amendments	—	(322)	—
Foreign exchange gain (loss)	(212)	(439)	(246)
Loss before income taxes	(8,730)	(7,565)	(5,533)
Income tax expense (benefit)	19	81	71
Loss	$(8,749)	$(7,646)	$(5,604)
Attributable to :
Shareholders of the parent	(8,749)	(7,646)	(5,604)
Minority interests	—	—	—
Basic loss per share	($0.10)	($0.10)	($0.07)
Diluted loss per share	($0.10)	($0.10)	($0.07)
Weighted average number of shares used for computing:
— Basic	91,465,178	79,844,151	75,043,865
— Diluted	91,465,178	79,844,151	75,043,865

Sequans reports first quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2018	2017

ASSETS
Non-current assets
Property, plant and equipment	$6,866	$6,993
Intangible assets	10,110	9,561
Deposits and other receivables	412	402
Available for sale assets	363	353
Total non-current assets	17,751	17,309
Current assets
Inventories	7,368	7,376
Trade receivables	17,535	20,826
Prepaid expenses and other receivables	3,223	4,214
Recoverable value added tax	895	688
Research tax credit receivable	4,230	3,248
Short term deposit	347	347
Cash and cash equivalents	14,638	2,948
Total current assets	48,236	39,647
Total assets	$65,987	$56,956

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 94,453,448 shares authorized, issued and outstanding at March 31, 2018 (80,024,707 shares at December 31, 2017)	$2,384	$2,031
Share premium	225,517	204,952
Other capital reserves	33,844	33,313
Accumulated deficit	(244,562)	(235,813)
Other components of equity	(493)	(435)
Total equity	16,690	4,048
Non-current liabilities
Government grant advances, loans and other liabilities	4,516	5,030
Convertible debt and accrued interest	18,084	17,063
Provisions and other liabilities	1,647	1,584
Deferred revenue	1,172	1,293
Total non-current liabilities	25,419	24,970
Current liabilities
Trade payables	11,053	13,023
Interest-bearing receivables financing	5,318	7,413
Government grant advances	1,638	1,592
Provisions and other current liabilities	5,042	5,170
Deferred revenue	827	740
Total current liabilities	23,878	27,938
Total equity and liabilities	$65,987	$56,956

Sequans reports first quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2018	2017

Operating activities
Loss before income taxes	$(8,730)	$(5,533)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	769	691
Amortization and impairment of intangible assets	767	569
Share-based payment expense	531	341
Increase (decrease) in provisions	22	16
Financial expense (income)	1,227	1,061
Foreign exchange loss (gain)	146	69
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	3,958	(1,671)
Decrease (Increase) in inventories	8	509
Decrease (Increase) in research tax credit receivable	(982)	(1,078)
Increase (Decrease) in trade payables and other liabilities	(3,315)	(4,726)
Decrease in deferred revenue	(34)	89
Decrease in government grant advances	(410)	(250)
Income tax paid	34	2
Net cash flow used in operating activities	(6,009)	(9,911)

Investing activities
Purchase of intangible assets and property, plant and equipment	(329)	(410)
Capitalized development expenditures	(463)	(9)
Sale (purchase) of financial assets	(20)	(11)
Interest received	35	23
Net cash flow used in investments activities	(777)	(407)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	27	206
Public equity offering proceeds, net of transaction costs paid	20,890	—
Proceeds (Repayment of) from interest-bearing receivables financing	(2,095)	4,170
Repayment of government loans	(118)	—
Interest paid	(230)	(101)
Net cash flows from financing activities	18,474	4,275

Net increase (decrease) in cash and cash equivalents	11,688	(6,043)
Net foreign exchange difference	2	3
Cash and cash equivalent at January 1	2,948	20,202
Cash and cash equivalents at end of the period	$14,638	$14,162

Sequans reports first quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2018	Dec 31, 2017	March 31, 2017
Net IFRS loss as reported	$(8,749)	$(7,646)	$(5,604)
Add back
Stock-based compensation expense according to IFRS 2 (1)	532	680	341
Non-cash interest on Convertible debt and other financing (2)	671	706	610
Non-cash impact of Convertible debt amendments	—	322	—
	$(7,546)	$(5,938)	$(4,653)
IFRS basic loss per share as reported	($0.10)	($0.10)	($0.07)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendments	$0.00	$0.01	$0.00
Non-IFRS basic loss per share	($0.08)	($0.07)	($0.06)
IFRS diluted loss per share	($0.10)	($0.10)	($0.07)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendments	$0.00	$0.01	$0.00
Non-IFRS diluted loss per share	($0.08)	($0.07)	($0.06)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$3	$—	$3
Research and development	139	143	109
Sales and marketing	80	96	79
General and administrative	310	441	150

(2) Related to the difference between contractual and effective interests